OMB APPROVAL
UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number: 3235-0058 Expires: August 31, 2015 Estimated average burden hours per response . . . . . . 2.50
SEC FILE NUMBER 333-171547 333-171547-01
CUSIP NUMBER 19686TAA5 19686TAC1

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	April 5, 2015
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

PART I — REGISTRANT INFORMATION

Colt Defense LLC Colt Finance Corp.
Full Name of Registrant

Not Applicable
Former Name if Applicable

547 New Park Avenue
Address of Principal Executive Office (Street and Number)

West Hartford, CT 06110
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Colt Defense LLC (the “Company”) and Colt Finance Corp. (“Colt Finance” and, together with the Company, the “Registrants”) have determined that they are not able to file their Quarterly Report on Form 10-Q for the fiscal quarter ended April 5, 2015 (the “Form 10-Q”) within the prescribed time period without unreasonable effort or expense for the reasons described below.  The Company has not yet completed its financial closing procedures for the year ended December 31, 2014 including:  (a) the completion of the Company’s annual tests of goodwill and indefinite-lived assets for impairment, (b) the completion of the Company’s consolidated tax accrual and (c) the completion of the preparation and review of the Company’s Form 10-K for the year-ended December 31, 2014.  Subsequent to completing its financial closing procedures for the year-ended December 31, 2014 the Company will need to complete its financial closing procedures with respect to the Form 10-Q including completion of the preparation and review of the Form 10-Q for the quarter ended April 5, 2015.

As noted in the Registrants’ Annual Report on Form 10-K/A (Amendment No. 2) for the fiscal year ended December 31, 2013, filed May 7, 2015, the Company had preliminarily determined, through its Step I goodwill impairment analysis, that the fair value of its West Hartford reporting unit was less than its carrying value and the Company was working to complete Step II of the goodwill impairment analysis to determine the actual amount of the non-cash impairment charge to be recorded in the fourth quarter of 2014 and that the Company may also need to record a non-cash impairment charge with respect to its indefinite-lived trademarks in the fourth quarter of 2014.  The preliminary Step II goodwill impairment analysis indicates that the Company will need to record a non-cash impairment charge in the fourth quarter of 2014 to write-off all of the Company’s West Hartford reporting unit’s goodwill and the Company is working to complete its analysis to determine the actual amount of the charge.  The goodwill recorded at the Company’s West Hartford reporting unit as of September 28, 2014 is $41.1 million.  The Company’s preliminary impairment analysis with respect to its indefinite-lived trademarks indicates that the Company will need to record a non-cash impairment charge in the fourth quarter of 2014 of $11.8 million.  The carrying value of the Company’s indefinite-lived trademarks recorded at September 28, 2014 is $50.1 million.  The preliminary analysis does not indicate any other fourth quarter 2014 impairment charges with respect to our other tangible or intangible assets.  The impairment of the Company’s West Hartford reporting unit’s goodwill and indefinite-lived trademarks is a result of decreased revenue and earnings projections as a result of the decline in market demand for its commercial modern sporting rifle (“MSR”), declines in demand for the Company’s commercial handguns and delays in the timing of U.S. Government and certain international sales.

For the foregoing reasons, the Registrants do not currently expect to file the Form 10-Q within the five calendar day extension period provided under Rule 12b-25 and, at this time, the Registrants are unable to provide an expected date on which they plan to file the Form 10-Q.

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Scott Flaherty	(860)	232-4489
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☐ Yes ☒ No
	Annual Report on Form 10-K for fiscal year ended December 31, 2014
(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Preliminary Results for the Fiscal Quarter Ended April 5, 2015

The Company currently anticipates revenue for the fiscal quarter ended April 5, 2015 to be approximately $41.5 million which is a decrease of approximately $8.6 million or 17.2% from the fiscal quarter ended March 30, 2014.  The decrease in revenue was impacted by the Company’s liquidity position during the fiscal quarter ended April 5, 2015 which limited its ability to produce sufficient commercial MSR and handgun products to meet market demand for those products.  The Company also continued to see delays in the timing of U.S. Government and certain international sales.

On February 9, 2015, the Company entered into a credit agreement (the “Current Asset Credit Facility”) with Cortland Capital Market Services LLC as agent, and certain lenders party thereto from time to time.  The Current Asset Credit Facility provides for a term loan of $33.0 million, which includes the arrangement of certain cash collateralized letters of credit in an aggregate face amount of up to $7.0 million.  Under the Current Asset Credit Facility, the Company’s obligations are secured by a first-priority security interest in substantially all of its assets (other than intellectual property), including accounts receivable, inventory and certain other collateral, and a second-priority security interest in its intellectual property.  The Current Asset Credit Facility provides for the accrual of interest at a fixed rate of 10% per annum and matures August 15, 2018.  In conjunction with entering into the Current Asset Credit Facility the former Credit Agreement with Wells Fargo Capital Finance, LLC (the “Credit Agreement”) and all commitments to lend thereunder were terminated.

The Company anticipates that its fiscal quarter ended April 5, 2015 results will be impacted by the following items:

a.             a period expense to cost of sales of approximately $3.2 million related to the continued, abnormally low production levels in the Company’s West Hartford factory as a result of the Company’s liquidity position during the fiscal quarter ended April 5, 2015 which limited its ability to meet market demand for the Company’s commercial MSR and handgun products as well as continued delays in the timing of U.S. Government and certain international sales;

b.             a decrease in selling and commission expenses of approximately $1.3 million related to an approximate $1.6 million reduction in marketing expenditures partially offset by $0.3 million in severance costs;

c.             an increase in general and administrative expenses of approximately $1.3 million primarily as a result of approximately $0.7 million of professional fees incurred related to the Company’s legal entity reorganization effective April 9, 2015;

d.             an increase in interest expense of approximately $2.7 million primarily as a result of the following:

1.     an increase in interest expense of approximately $0.4 million related to the Company’s $250 million 8.75% Senior Notes due 2017 (the “Senior Notes”) related to the increase in the number of calendar days in the Company’s fiscal quarter ended April 5, 2015 compared to the fiscal quarter ended March 30, 2014 as the Company operates on a 4-4-5 week calendar with the end of each month on a Sunday;

2.     an increase in interest expense of approximately $2.2 million related to the Company’s $70 million term loan with Morgan Stanley Senior Funding Inc., (the “MS Term Loan”) entered into on November 17, 2014;

3.     an increase in interest expense of approximately $0.6 million related to the Company’s Current Asset Credit Facility entered into on February 9, 2015;

4.     an increase in interest expense of approximately $1.2 million related to the Company’s Credit Agreement, which was terminated on February 9, 2015 in connection with entering into the Current Asset Credit Facility, including approximately $0.8 million of fees paid to terminate the Credit Agreement and approximately $0.5 million of non-cash interest expense related to the amortization of remaining deferred financing fees associated with the Credit Agreement;

5.     a decrease in interest expense of approximately $1.7 million related to the Company’s former $50 million term loan which was repaid in conjunction with entering into the MS Term Loan on November 17, 2014.

In addition, during the fiscal quarter ended April 5, 2015, the Company incurred approximately $0.9 million in legal and other professional fees related to the Company’s exchange offer for its Senior Notes and solicitation of acceptances to a prepackaged plan of reorganization.

Given the results described above the Company expects to report a net loss and negative adjusted EBITDA for the fiscal quarter ended April 5, 2015 and does not expect to record or pay any member distributions.

Senior Notes $10.9 Million Interest Payment Due May 15, 2015

On April 14, 2015, the Company commenced an exchange offer and consent solicitation of the Company’s Senior Notes (the “Exchange Offer”) and a solicitation of acceptances to a prepackaged plan of reorganization (the “Prepackaged Plan”).  On May 18, 2015, the Company announced an extension of its Exchange Offer and solicitation of acceptances to the Prepackaged Plan until May 26, 2015 as the Company continues its discussions with an ad hoc group of holders of the Senior Notes as discussed below.

As previously disclosed in the Company’s Current Report on Form 8-K filed on May 18, 2015, the Company has entered into the permitted grace period with respect to a $10.9 million interest payment due under the Indenture dated as of November 10, 2009 (as supplemented by the supplemental indenture, dated as of June 19, 2013 and the supplemental indenture, dated as of July 12, 2013, the “Indenture”), by and among the Registrants, certain subsidiary guarantors, and Wilmington Trust FSB, as indenture trustee (the “Trustee”), which governs its outstanding Senior Notes. The interest payment was due May 15, 2015; however, under the terms of the Indenture, the failure to make such payment does not become an event of default for 30 days after the scheduled due date.  If the Company does not make the interest payment on or before June 14, 2015, however, the Trustee or holders of at least 25% of the outstanding principal amount of the Senior Notes would be permitted to accelerate the payment of principal and accrued but unpaid interest on the outstanding Senior Notes to become immediately due and payable by providing notice of such acceleration. The Company believes it is in the best interests of its stakeholders to actively address the Company’s capital structure and has commenced discussions with an ad hoc group of holders of the Senior Notes.  The Company hopes that such discussions will result in a consensual restructuring transaction.

As of May 21, 2015, the Company has not made its Senior Notes interest payment due on May 15, 2015.  In addition, the Company is not in compliance under the Indenture governing its Senior Notes because the Company has not yet filed its Annual Report on Form 10-K for the fiscal year ended December 31, 2014.  In the event that the Company receives a notice from the trustee under the Indenture governing its Senior Notes or holders of at least 25% of the aggregate principal amount of our Senior Notes and does not cure such non-compliance within 60 days from the receipt of such notice, the principal and accrued but unpaid interest on the Company’s outstanding Senior Notes may be accelerated.  As of May 21, 2015, the Company has not received such notice.  The Company is otherwise in compliance with financial and other covenants contained in its existing debt agreements, but the Company may not be able to maintain compliance with such financial covenants in the future.

The matters discussed above raise substantial doubt about the Company’s ability to continue as a going concern.  The Company’s ability to continue as a going concern will be dependent upon its ability to complete asset sales, restructure or refinance existing debt, obtain modifications or waivers of our loan covenants or other actions.  There can be no assurance of the Company’s success in these efforts.  The Company’s inability to comply with its loan covenants, obtain waivers of non-compliance, restructure or refinance its existing debt or complete asset sales would have a material adverse effect on the Company’s financial position, results of operations and cash flows.

The Company’s plan to mitigate the business risk associated with its increased liquidity challenges include: (i) seeking revenue growth across all sales channels, (ii) executing initiatives designed to optimize its performance and reduce costs, (iii) managing inventory levels for positive cash flow, (iv) working closely with U.S. Government regulators to obtain timely approval of international sales and (v) seeking ways to restructure its unsecured debt to reduce overall debt service costs.  There can be no assurance of the Company’s success in these efforts.

If the Company does not consummate the Exchange Offer or the Prepackaged Plan for any reason, the Company may need to seek relief under the Bankruptcy Code without the benefit of a plan of reorganization that has been pre-approved by its creditors. The Company believes that seeking relief under the Bankruptcy Code other than in connection with the Prepackaged Plan could materially and adversely affect the relationships between the Company and its existing and potential customers, employees, partners and other stakeholders and subject the Company to other direct and indirect adverse consequences.

As of May 15, 2015, the Company had $11.6 million of cash and cash equivalents, of which $5.3 million is restricted cash.  The Company does not have any incremental borrowing capacity under its existing debt agreements.

The above financial data is preliminary, based upon the Company’s estimates and subject to completion of the Company’s financial closing procedures.  Moreover, this data has been prepared on the basis of currently available information.  The Company’s independent registered public accounting firm has not audited or reviewed, and does not express an opinion with respect to, this data.  This data does not constitute a comprehensive statement of the Company’s financial results for the fiscal quarter ended April 5, 2015, and the Company’s final numbers for this data may differ materially from these estimates.

Cautionary Statement Regarding Forward-Looking Statements

This Form 12b-25 contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to the “safe harbor” created by those sections. Any statements about the Registrants’ expectations, beliefs, plans, objectives, assumptions or future events or the Registrants’ future financial performance, ability to consummate a consensual restructuring transaction and/or operating performance are not statements of historical fact and reflect only the Registrants’ current expectations regarding these matters. These statements are often, but not always, made through the use of words such as “may,” “will,” “expect,” “anticipate,” “believe,” “intend,” “predict,” “potential,” “estimate,” “plan,” “probable” or variations of these words or similar expressions. These statements inherently involve a wide range of known and unknown uncertainties.  The Registrants’ actual actions and results may differ materially from what is expressed or implied by these statements. Factors that could cause such a difference include, but are not limited to, those set forth as “Risk Factors” in the Registrants’ Annual Report on Form 10-K/A for the fiscal year ended December 31, 2013, which was filed with the Securities and Exchange Commission on May 7, 2015, as updated by the Registrants’ Quarterly Report on Form 10-Q/A for the quarter ended September 28, 2014, which was filed with the Securities and Exchange Commission on December 2, 2014. Given these factors, you should not rely on forward-looking statements, assume that past financial performance will be a reliable indicator of future performance nor use historical trends to anticipate results or trends in future periods. The Registrants expressly disclaims any obligation or intention to provide updates to the forward-looking statements and estimates and assumptions associated with them.

Colt Defense LLC

Colt Finance Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 21, 2015	By	/s/ Scott Flaherty
Name: Scott Flaherty Title: Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).